UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

GEMSS North America, Inc.

Legal status of issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Alabama

    Date of organization:

    05 March 2014

Physical address of issuer:

750 Lakeside Drive, Suite A,
Mobile, Alabama 36693

Website of issuer:

http://www.gemss-northamerica.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to five percent (5%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Common Stock

Target number of securities to be offered:
50,000

Price (or method for determining price):
$2

Target offering amount:
$100,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,000,000

Deadline to reach the target offering amount:
1 May 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	402,889	380,986
Cash & Cash Equivalents	168,927	65,350
Accounts Receivable:	55,285	32,540
Short-term Debt:	613,214	717,742
Long-term Debt:	1,123,183	609,279
Revenues/Sales	1,405,352	1,569,398
Cost of Goods Sold:	1,321,906	1,110,193
Taxes Paid:	5,467	1,717
Net Income:	(387,473)	(54,705)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the medical C-arms industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the medical C-arms industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the medical C-arms industry;
- growth of, and risks inherent in, the medical C-arms industry in the US;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our C-arms;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to GEMSS North America, Inc. shall include any joint venture in which GEMSS North America, Inc. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of GEMSS North America, Inc.

"Company " means GEMSS North America, Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means GEMSS North America, Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Common Stock of GEMSS North America, Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
GEMSS North America, Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

EXECUTIVE DIRECTOR(S)

Name: Bruno Wuest   **Dates of Board Service: March 2014**

Principal Occupation:
Executive Chairman/Treasurer/Secretary of GEMSS North America, Inc.

Employer:
GEMSS North America, Inc.
GEMSS North America, Inc., partially (74.5%) owned by GEMSS Medical Systems Co. Ltd. from South Korea, is a medical device developer and manufacturer, providing the medical imaging industry with advanced mobile C-arms. The device is used in critical medical procedures.

March 2014 to Present
Executive Chairman/Treasurer/Secretary

Business Experience:
GEMSS North America, Inc. - 2014 to Present

Mr. Bruno Wuest, the founder of GNA, is a native of Switzerland, who came to the USA in 1990 (now a permanent resident). He is educated in Switzerland where he earned a degree in mechanical engineering and later MBA. His experience is in the design and manufacturing of electronics and medical devices. Mr. Wuest is self-employed since he was 23 years old.

He joined the organization on December 16, 2009 (then COMED Medical Systems) and formed the GEMSS North America organization in 2011. He is very experienced in start-up ventures.

NON-EXECUTIVE DIRECTOR(S)

Name: Jaseong Lee   **Dates of Board Service: June 2018**

Appointment:
Board Member of GEMSS North America, Inc.

About GEMSS North America, Inc..
GEMSS North America, Inc., partially (74.5%) owned by GEMSS Medical Systems Co. Ltd. from South Korea, is a medical device developer and manufacturer, providing the medical imaging industry with advanced mobile C-arms. The device is used in critical medical procedures.

June 2018 to Present
Board Member

Name: Young Kwon Son   **Dates of Board Service: June 2018**

Appointment:
Board Member of GEMSS North America, Inc.

About GEMSS North America, Inc.
GEMSS North America, Inc., partially (74.5%) owned by GEMSS Medical Systems Co. Ltd. from South Korea, is a medical device developer and manufacturer, providing the medical imaging industry with advanced mobile C-arms. The device is used in critical medical procedures.

June 2018 to Present
Board Member

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Gary Kohler

Principal Occupation:
Chief Executive Officer of GEMSS North America, Inc.

Employer:
GEMSS North America, Inc.
GEMSS North America, Inc., partially (74.5%) owned by GEMSS Medical Systems Co. Ltd. from South Korea, is a medical device developer and manufacturer, providing the medical imaging industry with advanced mobile C-arms. The device is used in critical medical procedures.

December 2015 to Present
Chief Executive Officer

Business Experience:
GEMSS North America, Inc. - 2015 to Present
ANSO Sailing Inc. - 1997 to Present

Mr. Kohler has University degrees in communications, marketing and business and has held executive and/or ownership positions in broadcasting, sales, advertising and medical imaging development/manufacturing. He has extensive experience in sales and marketing. Mr. Kohler began working for COMED, on a freelance basis in 2010, for the creation and/or completion of marketing materials for the U.S.

He joined GEMSS North America, Inc., full-time, in January 2015, to develop corporate identity, branding and marketing strategies. Mr. Kohler developed the "Customer Qualification Program" and solicited new dealers and enlarged the Key Dealer Network to the current 85 accounts. Gary Kohler manages new dealer qualifications, existing dealer communications and sales training and support.

Name: Monica DeMarco

Principal Occupation:
Chief Operating Officer of GEMSS North America, Inc.

Employer:
GEMSS North America, Inc.
GEMSS North America, Inc., partially (74.5%) owned by GEMSS Medical Systems Co. Ltd. from South Korea, is a medical device developer and manufacturer, providing the medical imaging industry with advanced mobile C-arms. The device is used in critical medical procedures.

December 2014 to Present
Chief Operating Officer

Business Experience:
GEMSS North America, Inc. - 2014 to Present

Mrs. DeMarco has a background in mechanical engineering and is experienced in business administration and sales. She joined the organization in 2014 and maintains daily operations, participates in financial reporting to GHQ, updates and maintains FDA registrations and product information, coordinates the Quality Assurance program, customer and dealer relations, assists in AP/ AR, arranges and coordinates shipping, assists in organizing trade shows, discusses and strategizes financial plans and business forecasts with senior management, contributes to the development of sales and networking strategies and assists in design and implementation of the CRM.

Name: Bruno Wuest

Principal Occupation:
Executive Chairman/Treasurer/Secretary of GEMSS North America, Inc.

Employer:
GEMSS North America, Inc.
GEMSS North America, Inc., partially (74.5%) owned by GEMSS Medical Systems Co. Ltd. from South Korea, is a medical device developer and manufacturer, providing the medical imaging industry with advanced mobile C-arms. The device is used in critical medical procedures.

March 2014 to Present
Executive Chairman/Treasurer/Secretary

Business Experience:
GEMSS North America, Inc. - 2014 to Present

Mr. Bruno Wuest, the founder of GNA, is a native of Switzerland, who came to the USA in 1990 (now a permanent resident). He is educated in Switzerland where he earned a degree in mechanical engineering and later MBA. His experience is in the design and manufacturing of electronics and medical devices. Mr. Wuest is self-employed since he was 23 years old.

He joined the organization on December 16, 2009 (then COMED Medical Systems) and formed the GEMSS North America organization in 2011. He is very experienced in start-up ventures.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Lingzhi Yu (Chinese Name: 于灵芝)	• Holds 43.91% of Shanghai Comermy Medical Devices Co.,Ltd, which holds 74.34% Gemss Medical Systems Co.,Ltd. • Gemss Medical Systems Co.,Ltd holds 2,930,000 shares, or 74.55% of Common Stock of Gemss North America Inc.	24.34%



Lingzhi Yu (Chinese Name: 于灵芝)
43.91%
Shanghai Comermy Medical Devices Co.,Ltd.
(A Chinese company)
74.34%
Gemss Medical Systems Co.,Ltd
(A Korean Company)
74.55% (2,930,000 Common Shares)
GEMSS North America, Inc.
(The Issuer, an Alabama Corporation)

Immediately prior to this offering, Lingzhi Yu (Chinese Name: 于灵芝) owns 43.91% of Shanghai Comermy Medical Devices Co.,Ltd (Chinese name: 上海卡姆南洋医疗器械股份有限公司). Shanghai Comermy Medical Devices Co.,Ltd is a Chinese company listed on China's National Equities Exchange and Quotation ("NEEQ") under stock code 430633. Shanghai Comermy Medical Devices Co.,Ltd currently owns 74.34% of Gemss Medical Systems Co.,Ltd, a Korean company. Gemss Medical Systems Co.,Ltd holds 2,930,000 shares, or 74.55% of of Gemss North America Inc, the Issuer of this offering.

The issuer certified that the above information is to be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$100,000**	**$1,000,000**
Less: Offering expenses		
Portal fee	$5,000	$50,000
Other offering expenses	$2,000	$3,500
Net Proceeds	**$93,000**	**$946,500**
Machines/Equipment:	$37,200	$453,000
Advertising & Marketing:	$41,850	$150,000
Operations:	$13,950	$143,500
Reg A / IPO expenses	$0	$200,000

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/u/desktop/qPortfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$100,000
Maximum Target	$1,000,000
Pre-money Valuation	$7,860,000
Equity Offered	1.26% – 11.29%
Securities Type	Common Stock
Regulation	Regulation CF
Closing Date	1 May 2019

Share Price	$2.00

Shares Offered
50,000 – 500,000

Shares Issued After Offering
3,980,000 – 4,430,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	200,000,000	3,930,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's common stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Common Stock

The offering price of the securities being offered is $2 per common stock share, which is equivalent to a pre-money valuation of $7,860,000. The valuation of GEMSS North America, Inc. is based on the ***3-year average of the median EV/EBITDA multiple of medical devices publicly traded companies, adjusted for IPOs and M&A of medical devices companies***. The Board of Directors of the Company believes EV/EBITDA multiple provides a reasonable basis in estimating our enterprise value.

Under our projection on May 1 2018, the Company's EBITDA in fiscal year 2018 is estimated to be **$462,270**. As of December 31, 2017, the 3-year average of the median EV/EBITDA multiple of medical devices publicly traded companies adjusted for related IPOs and M&A is estimated to be **17.3**. Therefore, our enterprise value is estimated to be:

$462,270 x 17.3 = $7,997,271 = $2.03 per Share

The above estimated enterprise value is close to our pre-money valuation of $7,860,000, or $2 per common stock share, the offering price of the securities being offered.

The above valuation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation.

Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities. The Company makes no representation that the Securities could be resold at this price.

Methods for how the securities may be valued by the issuer in the future:
The Board of Directors of the Company believes EV/EBITDA multiple is a widely used valuation method for medical devices companies and EV/EBITDA multiple will continually be used in valuing our securities in the future.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as common stock shareholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as common stock shareholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Accounts payable as of December 31, 2017 was $431,700. $411,700 (95%) of accounts payable in 2017 is owed to a stockholder of the Company.

Short-term debt at December 31, 2017 and 2016, is comprised of the following:

	December 31,	
	2017	2016
Note payable to T-Vent (chairman) at 25% interest	92,502	70,914
Note payable to CEO (Gary Kohler) at 25%, on demand [1]	79,368	20,930
Note payable to COO (Monica DeMarco) at 25% on demand	9,644	22,681
	$ 181,514	$ 114,525

(1) The promissory note payable to Gary Kohler was collateralized by four GEMSS mobile surgical C-arms- model Spinal 3G and is due on demand. In addition, during the term of note, borrower will maintain its consulting agreement with ANSO sailing Inc at the minimum rate of $5k per month for the life of this loan.

Long-term debt at December 31, 2017 and 2016, is comprised of the following:

	December 31,	
	2017	2016
Note payable to stockholder at 0% interest	1,123,183	609,279

Commitments and Contingencies

The Company has operating lease agreements for office facilities. A summary of the lease commitments under non-cancelable operating leases before sales taxes, at December 31, 2017, is as follows:

Year ending December 31,	
2018	$ 30,000
2019	10,000
	$ 40,000

In addition, until the on-demand note to CEO is paid by the Company, borrower will maintain its consulting agreement with ANSO sailing Inc.; at the minimum rate of $5k per month for the life of this loan.

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. **any director or officer of the issuer;**

   b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

   c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

   d. **any immediate family member of any of the foregoing persons.**

Revenues from a customer, GEMSS Urocamp (a division of GEMSS Medical Systems Co. Ltd., whereas GEMSS Medical Systems Co. Ltd. was also a stockholder of the GEMSS Urocamp), during fiscal 2017 and 2016 comprised 2.9% and 0.0%, respectively, of annual revenues.

$411,700 (95%) of accounts payable in 2017 is owed to GEMSS Medical Systems Co. Ltd., in addition to long-term loan payable of $1,123,183 and $609,279 at December 31, 2017 and 2016, respectively.

The Company purchased all of their product from Gemss Medical Systems Co.,Ltd that owns 100% of the stock in the Company for the year ended 2017 and 2016. Immediately prior to this offering,, Gemss Medical Systems Co.,Ltd holds 2,930,000 shares, or 74.55% of of Gemss North America Inc, the Issuer of this offering.

As of December 31, 2017, a promissory note with an amount of $79,368 ($20,930 as of December 31, 2016) which was payable to the Company's CEO, Gary Kohler at 25% interest and is due on demand. The promissory note was collateralized by four GEMSS mobile surgical C-arms- model Spinal 3G. In addition, during the term of note, the Company will maintain its consulting agreement with ANSO Sailing Inc at the minimum rate of $5,000 per month for the life of this loan. Gary Kohler is the President of ANSO Sailing Inc.

As of December 31, 2017, a promissory note with an amount of $92,502 ($70,914 as of December 31, 2016) which was payable to the T-Vent Inc at 25% interest and is due on demand. Bruno Wuest, the chairman of GEMSS North America Inc (the Issuer), is the director and the shareholder of T-Vent Inc.

As of December 31, 2017, a promissory note with an amount of $9,644 ($22,681 as of December 31, 2016) which was payable to the Company's COO, Monica DeMarco at 25% interest and is due on demand.

	December 31,	
	2017	2016
Note payable to T-Vent (chairman) at 25% interest	92,502	70,914
Note payable to CEO (Gary Kohler) at 25%, on demand [1]	79,368	20,930
Note payable to COO (Monica DeMarco) at 25% on demand	9,644	22,681
	$ 181,514	$ 114,525

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes. GEMSS North America, Inc started to operate since March 2014.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Revenue

Revenue in 2017 was $1,405,352, which decreased $164,046, or 10% compared to $1,569,398 in 2016. The decrease was primarily due to the slightly lower sales of our products.

Cost of goods sold and Total Expenses
Cost of goods sold

Our cost of goods sold consists primarily of cost of importing, storing, and maintaining medical C-arm from Korea.

Cost of good sold in 2017 was $1,321,906, increased $211,713, or 19% compared to $1,110,193 in 2016.

Total expenses are the operating expenses including staff expenses, rental expenses, marketing costs, travel expenses and expenses in warranty work.

Our total expenses in 2017 was $443,918, decreased $208,586, or 32% compared to $652,504 in 2016. The decrease was primarily due to our effort in cutting expenses, such as reducing the number of contract staffs, and marketing costs.

Net Income / Loss

Net Loss for the 12 months ended December 31, 2017 was $387,473.
Net Loss for the 12 months ended December 31, 2016 was $54,705.

The increase in net loss was primarily due to a decrease in revenue and the absence of one-time debt forgiveness of $138,594 occurred in fiscal year 2016, though they were offset in part by a decrease in total expenses in fiscal year 2017.

Assets and Liabilities

Our total assets were $402,889 as of December 31, 2017 and $380,986 as of December 31, 2016

Our total liabilities were $1,736,397 as of December 31, 2017 and $1,327,021 as of December 31, 2016, which is primarily due to the increase notes payable to officers and shareholders, as mentioned in our Notes to Financial Statements:

Short-term debt at December 31, 2017 and 2016, is comprised of the following:

	December 31,	
	2017	2016
Note payable to T-Vent (chairman) at 25% interest	92,502	70,914
Note payable to CEO (Gary Kohler) at 25%, on demand [1]	79,368	20,930
Note payable to COO (Monica DeMarco) at 25% on demand	9,644	22,681
	$ 181,514	$ 114,525

[1] The promissory note payable to Gary Kohler was collateralized by four GEMSS mobile surgical C-arms- model Spinal 3G and is due on demand. In addition, during the term of note, borrower will maintain its consulting agreement with ANSO sailing Inc at the minimum rate of $5k per month for the life of this loan.

Long-term debt at December 31, 2017 and 2016, is comprised of the following:

	December 31,	
	2017	2016
Note payable to stockholder at 0% interest	1,123,183	609,279

Therefore, the Company recorded total shareholder deficits of $1,333,508 as of December 31, 2017 and $946,035 as of December 31, 2016.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $168,927 as of December 31, 2017 an increase of $103,577 from December 31, 2016.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all. New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $100,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the sustainability of our business if there is no unexpected events which adversely affect our business. We expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation and expansion plan in the next 12 months, given certain assumptions contained in our business plan are correct and valid. However, if these assumptions prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plan. However, the company is at the verge of being profitable. Sustaining business is not at risk but rapid growth and expansion would not be possible as planned.

Management believes that the proceeds from this offering will capitalize and sustain GNA sufficiently to allow for; the purchase of additional product inventory from GEMSS Medical Systems for expedient sales and deliveries; the partial implementation of a marketing campaign.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.gemss-northamerica.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bruno Wuest

_____
[Signature Code: YcCIwAxRq6FZao7tUiUIG2ckfJXv9hlUU-GvrsCUHzzATwzxI4VQQOjiQ58XXPMkmFdQ818r_E_X6z_HsxEgupJRVhzMMXJpU8RRjg80KSo]

Bruno Wuest
Executive Chairman
GEMSS North America, Inc.
Date: 5 Jul 2018

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

GEMSS North America Inc. found its niche in the US-market for Mobile C-arms, which are primarily used for surgical procedures, pain management, orthopedics and many more medical applications. C-arms are fluoroscopic devices in the medical imaging field. There are only few manufacturers of C-arms and GEMSS is the fifth largest in the US–market.

Having established a foothold in the USA with nearly 300 C-arm systems in use, GNA is now ready for the next step and the establishment of our USA development and manufacturing center. Based on the success of our current C-arms, GNA has begun the development of an even more versatile design that will not only increase functionality and meet the demands of various surgical protocols with one system but increase manufacturing efficiencies and margins as well. The new system is unique in the market. Because of these innovations and the prestige of the "Made in USA" label, GNA plans not only to supply all North and South America but, soon, all GEMSS customers worldwide although the effects of this wider market are not reflected in current projections. Our strategic location in Mobile, AL provides efficient logistics for global distribution.

Vision statement
We will make the GEMSS brand a true contender in the medical imaging industry by offering innovative products, stable growth and unlimited potential for the future through superior quality, uncompromising value and excellent service.

Mission Statement
GEMSS North America, Inc. will provide mobile surgical C-arms of superior quality and value through a network of select independent dealers empowered by our products and practices to be highly competitive in the challenging medical imaging market.

Business Description
GEMSS North America Inc. is an Alabama C-Corporation. The company was formed in December 2013 and registered on March 14, 2014. Previously, the Company operated under the names Comed America and Comed Medical Systems. GEMSS North America Inc. was registered with the FDA as an initial importer on November 26, 2013 and imports medical imaging devices from GEMSS Medical Systems Co. in South Korea, as their exclusive distribution partner in North America. The Company uses a nationwide dealer network, comprised of independent X-ray sales and service companies. Legacy brands, such as General Electric, Siemens, Philips and Ziehm sell their products directly to the end-users. GEMSS North America Inc. gained rapid access to the US market because of our genuine care for and attention to customer needs, impeccable service, and products that are equal or superior to competitors' equipment**.**

Products and Services
Currently, GEMSS C-arms are manufactured in Seoul, South Korea; however, the establishment of our USA development and manufacturing center will soon reverse this situation. Until now GEMSS

North America, Inc. has focused all efforts on the promotion and distribution of GEMSS C-arms to build brand recognition and desirability. There are currently three models available:

- KMC-650 – A basic, economical mobile C-arm with a stationary anode X-ray tube, 2kW monoblock generator and 9" image intensifier.
- SPINEL 3G – A high-performance mobile C-arm with rotating anode tube, 12 kW High Frequency generator 9" image intensifier and 3rd generation imaging software, CXView 3.0.
- SPINEL 12HD – A premium digital high-performance mobile C-arm with rotating anode tube 12 kW High Frequency generator, a 15" dynamic flat panel detector, CXView 3.0 and enhanced tablet-style operator interface.

GEMSS C-arms are known for their outstanding image quality, which is achieved while using lower X-ray doses due to our unique imaging processing software and image collimation system. GEMSS C-arms are sold with a 2-year warranty which is the best in the market.

The prices of the GEMSS C-arms are substantially lower than those of our competitors; GE, Siemens, Philips and Ziehm. Price advantages are very important to smaller hospitals and clinics. Wherein lies our success; an affordable price, paired with excellent quality and performance and our unique features.

Future modifications and product improvements will continue to be IP protected.

Spinel 3G - FDA 510(k) cleared June 2014.

The rapidly changing Surgical Imaging market demands increased functionality and improved clinical applications, and the SPINEL 3G high performance surgical C-arm delivers in every detail, from its highly-attractive, modern appearance to its advanced engineering. Additional sub-handles and a minimized footprint; intuitive pictographic user interface; superior image quality (from the smallest detail to L-spine lateral projection); and lower dose; these are just a few of the advances of the SPINEL 3G.



SPINEL 3G - High Performance Mobile Surgical C-arm

KMC-650 - FDA 510(k) cleared May 2016.

KMC-650 is a compact and economical C-arm system suitable for various applications in pain management, orthopedics and emergency room. With high-dynamic 1K X 1K CCD Camera, KMC-650 offers excellent quality high resolution images to support safe operation and precise diagnosis. Also, KMC-650's 'Function Key', which is a pre-set of radiation dose per aiming area and image calibration value for specific operation, allows practitioners to achieve the best image quality in various clinical applications. Its compact design improves space efficiency to effortlessly set up in an operation room. The wide C-arc increases the flexibility of the operation table. Wide free space and orbital rotation allows easy patient access, decreases re-positioning, and improves operators' movement.



KMC 650 - Economical Mobile C-arm

Spinel 12-HD - FDA 510(k) cleared June 2017.

As surgical imaging demands more functionality and improved clinical applications the SPINEL 12HD delivers in every detail, from its spectacular image quality and ease of operation to its advanced engineering and attractive modern design.

The SPINEL 12HD features a 15.3" Dynamic Flat Panel Detector which produces the highest quality images possible with no distortion and minimized exposure to unnecessary radiation. The sleek modern design and creative operational controls allow the SPINEL 12HD to move easily in confined spaces for increased hospital efficiency and patient comfort.

With advanced technology and optimized image processing, the SPINEL 12HD is the preeminent resource in every surgical setting, whether general surgery, orthopedic, neurosurgery, gynecology, angiography, vascular, anesthesiology, radiation oncology or interventional radiology.



Spinel 12 HD – Premium Digital High Performance Flat Panel C-arm

The Market

The market for Fluoroscopic Mobile C-arms in the US was estimated to be 2,133 units in 2015 with an expected growth rate of 1.3% (global growth rate 2.89%). Industry investigation establishes that full-size C-arms comprise approximately 90% of revenues in the Mobile C-arm Market. This segment of the market appears to be growing at a rate of 4-8% per year.

The C-arm market is very strong and applications for their use continue to develop. C-arms are now a popular choice for OR's thanks to their varied applications. Cases that would have required major surgery in the past can now be accomplished with a minimally invasive procedure using a C-arm.

The market for used C-arms is, with nearly 3,100 units, larger than the market for new machines. A used C-arm in good condition costs about the same price as a brand-new GEMSS Spinel 3G C-arm with 2-year warranty. Therefore, we are even able to compete in the used market with our brand-new equipment.

GEMSS North America Inc. aims for a market share of:

- · 2018 – 40 systems (new and used market combined)   0.71 % market share
- · 2019 – 86 systems (new and used market combined)   1.54 % market share
- · 2020 – 156 systems (new and used market combined)   2.79 % market share
- · 2021 – 230 systems (new and used market combined)   4.11 % market share

2022 and beyond, GNA plans to sell 575 systems per year which is about 10% of the US market (new and used) and revenue of approximately $50.0 million.

Competition

GEMSS competitors are General Electric, Siemens, Philips and Ziehm. Yet, in performance, these competitive products do not differ much, if at all, from GEMSS C-arms. However, in image quality and lower X-ray dose GEMSS outperforms the competition. Furthermore, GEMSS maintains a strong price advantage.

Manufacturer's name	Made in	Sales and service	Price level	Market Share
General Electric	China, USA	Direct to end-user	middle/high	71.00%
Siemens	Germany	Direct to end-user	middle/high	11.00%
Philips	Netherland	Direct to end-user	middle/high	6.00%
Ziehm	Germany	Direct to end-user	middle/high	4.00%
GEMSS North America	South Korea, USA	Nationwide Dealer Network	Low/middle	1.00%
Other				7.00%



Most of the competitor's products are geared toward the hospital market and come at a very high price. A significant segment of the market; smaller clinics, imaging centers, pain management clinics and the like purchase a large percentage of used equipment, confirming the price sensitivity of the lower-end market.

Most of the C-arm suppliers (Philips, Siemens, Ziehm) are heavily focused on the high-end market, which is actually only 21% of the new equipment market and they offer upmarket features that are only used in special procedures in Universities and large hospitals. GEMSS C-arms do not face much competition from the "legacy brands". GEMSS products face the majority of their competition from used/refurbished equipment suppliers.

The used equipment market is divided in two segments: the first, older machines, mostly GE OEC 9800 or 9900 and these are often ten or more years old. The other segment is C-arms of varied brands, mostly older than 10 years and at prices of $20,000 to $40,000. This is equipment that should not been touched. It is like a used car lot – you get what you pay for. The first segment includes fair products, but they still use old technologies and components, which over time can be quite costly to maintain. It is obvious, a used X-ray tube is much like an old electric lamp, it's impossible to say how much life remains. And there are many more expensive components that may fail at any time. Who wants to deal with that when you can buy a brand-new GEMSS C-arm that utilizes the most modern technologies, has many more features, a two-year warranty and cost about the same or less than a second-hand, older machine?

GEMSS North America uses a nationwide network of independent X-ray sales and service organizations. Many of these organizations have served the same hospitals and clinics for decades. GEMSS North America has made it possible for hospitals and clinics to buy C-arms directly from their preferred sales and service organization. There is no longer a need to buy either expensive equipment from the legacy brands or less expensive used equipment. Purchasing used equipment bears great risks for the buyer. The planned improvement on GEMSS products will boost our equipment far ahead of competition. In addition, GEMSS C-arms will offer technical features that are not available on used equipment.

Most endo-vascular surgeries are now done on a mobile C-arm system. Buyers today prefer very versatile systems, capable of the procedures normally executed with a higher-end piece of equipment.

After our USA development and manufacturing center is established, GEMSS North America Inc. will be the only C-arm supplier that assembles and tests its products exclusively in the United States of America.

Product Comparison

General Electric Medical		Origin	Comparable GEMSS Model
Products:	OEC 9900 Elite CFD	Germany/USA	SPINEL 12HD
	OEC 9900 Elite	Germany/USA	SPINEL 3G
	OEC Brivio Plus	China	KMC 650

Philips Healthcare			
Products:	Veradius	Germany	SPINEL 12HD
	BV Pulsera	Germany	SPINEL 3G
	BV Edura	Germany	KMC 650

Siemens Medical			
Products:	Cios Alpha	Germany	SPINEL 12HD
	CIOS Fusion	Germany	SPINEL 3G
	CIOS Select	Germany	KMC650

	CIOS Spin 3D	Germany	No comparison

ZIEHM Imaging

Products:	Vision RFD	Germany	SPINEL 12HD
	Vision	Germany	SPINEL 3G
	8000	Germany	KMC 650
	Vision 3D	Germany	No comparison
	Solo	Germany	No comparison

Our prices to the end-user are roughly 20% – 30% less than comparable products and our warranty is double that of the competition. We've had minimal warranty claims in the past several years. Daniel Sickinger, GEMSS Senior Service Engineer monitors technical support and service calls on nearly 300 installed GEMSS C-arms in the USA, from these 300 only a handful of issues have been reported and of these few the perceived problems were corrected with only minor parts, software upgrades or a review of proper applications. GEMSS two-year warranty is a mirror of our well-designed products and their quality. When our distribution partners became aware of the superb quality and outstanding performance of our products, the level of interest climbed rapidly. Today, we have fantastic customer testimonials and impeccable service records.

Operations

Our company's operations are very lean. The business concept of importing the equipment from South-Korea and carrying out the in-house quality check and calibration of the machines makes it very quick and convenient for our dealers to deliver and install our C-arms. Also, with our business model our dealers cover the major portion of the sales and service processes.

Currently, GEMSS North America Inc. operates in 5,000 square feet with 5 offices, a large showroom and warehouse. This facility will be sufficient until the completion of the USA plant.

As of May 2018, the company employs 4 full time employees and 2 part-time employees.

Management Team

It was in December 2013, when Bruno Wuest was asked by executives from GEMSS Medical Systems Co. Ltd. from South Korea to form GEMSS North America Inc. Bruno Wuest has been self-employed since 1968 and is very experienced in start-up situations in medical imaging business and industrial electronics. He currently serves as executive Chairman of GNA.

In June 2014, Bruno brought our current COO, Monica DeMarco on board. With her experience in mechanical engineering and business administration, she has been and continues to be a great asset to the company. In January 2015, Gary Kohler was hired as a VP of Sales & Marketing. With Gary's great talent in sales and marketing, sales ramped up immediately. Gary has extensive knowledge in the medical imaging business. He was promoted to President/CEO in January 2018.

The management strongly believes in teamwork and with combined efforts, the company reached break-even within four years and planned goals are totally within reach.

Risks and Opportunities

The **Global Strategic Business Report** states: "A new company entering into the US market has to compete head on with already well-established players. The company's entry into a market and its future growth is a long-term process requiring enormous investments in terms of time, money and commitment.
A company's goodwill and trustworthiness play a decisive factor in the acceptance of its C-arms in the market. Since Mobile C-arms are used in critical medical procedures, hospitals and clinics are hesitant to purchase equipment from any lesser known suppliers. Therefore, hospitals tend to favor a supplier they are familiar with and are confident of the equipment's quality and reliability".

There is some truth in these statements. However, despite the above GEMSS has sold and installed nearly 300 C-arms in the US market. GEMSS, as a small company, can react quickly to new trends and customer requirements. Patients are becoming increasingly obese and good X-ray image quality has been problematic because of low power availability. For mobile devices like C-arms, the only available power source is 110 Volts from a wall outlet. GEMSS North America Inc. plans to introduce a revolutionary, unique design, enabling us to build the most powerful C-arm on the market with an incredible 30 Kilowatts of performance. With this and other innovative features, GEMSS North America Inc. will attract a lot of attention; making GEMSS a leader in strategic market segments, such as pain management, orthopedics, vascular labs and Cath labs.

The C-arm market is dominated by General Electric Medical. However, GEMSS North America Inc. found a need in the marketplace: giving customers (clinics, hospitals) the choice of buying new GEMSS C-arms from their local X-ray service company, whom they know and trust (GEMSS dealers). The fact that these companies have maintained their customers' X-ray equipment and supplied them with other medical supplies, often for many years, goes a long way. That works! GEMSS is now represented in all 50 states and Puerto Rico by over 600 sales representatives. A force to reckon with, even for GE. There are close to 300 GEMSS C-arms installed in the USA already.

And with that, GEMSS North America Inc. has proven that:
· The equipment performs well (ease of use, perfect image quality, reliability)
· There are no service issues (300 units in the field, not one open service issue)
· The price is right for customers as well as for the dealers (good margin)

GEMSS North America Inc. intends to implement technical improvements that will boost our products to the very top of the line and will greatly enhance the marketability of GEMSS C-arms. Within a few years, GEMSS North America Inc. will recruit new talent to augment our management team, to sustain the quality of operations and minimize risks.

Financial Summary

GEMSS North America Inc. reached the break-even point in early 2018. So far, the company has been focused on sales, increasing the dealer network and providing perfect product support. However, the establishment of the USA development and manufacturing center is an essential next step and central to the need for capital.

GEMSS' Target Market in the USA

The C-arm market in the USA is large, though not enormous. Most hospitals have long standing relationships with well-known companies like GE, Siemens, Philips and Ziehm. Between GPO's (Group Purchasing Organizations) and existing relationships with other manufacturers, it is extremely difficult to get in the door at many hospitals. In addition, bigger hospitals are not inclined to buy a product simply because of its low price. It has been said, "You won't get fired for buying GE." Administrators are disinclined to purchase an unknown product that may jeopardize their position at the hospital. The safe choice will be a product with a solid reputation like GE, without regard to price. However, as more and more facilities feel the constraints of diminished reimbursements more opportunities for GEMSS are created. **Recently, GEMSS won bids over all other legacy brands during on-site evaluations at a major hospital, which has offered to be a luminary site for GEMSS products.** Still the need for aggressive and continuous marketing and branding efforts cannot be overstated. The more people hear of GEMSS and realize the quality and price advantage, the more we will be able to effectively compete against the industry leaders.

The C-arm market is growing in places such as, pain management clinics, independent orthopedic clinics, Vascular and cardiac Cath labs and out-patient facilities. This segment of the market tends to be much more price-sensitive. They simply do not have the buying power of the larger hospitals and need to acquire good equipment at a fair price. Therefore, they often look for used equipment, which is often 10 or more years old. While the acquisition cost of such equipment may seem attractive, maintenance and repair can cost the user a fortune over time. Three to five-year-old refurbished equipment is not inexpensive, so in this instance, we can easily compete against refurbished C-arms with a new GEMSS C-arm. Our products use the latest technology and are brand-new. In addition, we offer a 2-year parts warranty. This is by far better than any of our competitors.

GEMSS' Customers

All the major C-arm manufacturers maintain an in-house sales team and sell directly to end-users. GNA does not. Our true customers are in fact dealer organizations, who, in turn, sell to hospitals, clinics and the like. Because the major manufacturers sell direct, the only products available to independent dealers in the past have been used or refurbished. Now, with the entry of GEMSS to the market, independent dealers have new C-arms in their portfolio and can compete directly with the major brands. Dealers typically sell to customers within their geographic region, generally within a radius of 2 – 3 hours driving-time, although some sell nationwide. Dealers are required to be registered and certified with the State in which they operate. GEMSS Dealers are required to be thoroughly trained on all GEMSS products.

GNA does not assign territorial exclusivity to any of our dealers. To ensure fairness among our dealers, GNA has instituted a "Customer Qualification Program." Every dealer is required to enter customer details in a secure database on GNA's web site. In this way, GNA can track the sales activities of every dealer and can protect dealers from unfair competition. Often, customers search online for the lowest prices, pitting one dealer against another. In the end, nobody wins. With GNA's Customer Qualification Program, the dealer is better protected than with territorial exclusivity. In addition, this approach incentivizes the dealers to make regular contact with their customers, rather than simply sitting back waiting for their phones to ring and feeling secure because their territory is protected. GNA, in cooperation with the individual dealers, monitors the registered customers and as a result the dealers become proactive in pursuing sales.

GEMSS Marketing

To a large extent, buyers no longer trust company-sponsored advertising, preferring to rely on the opinions of peers, friends, family, industry experts and even strangers who share their opinions online. With so much information available online, people check out what others are saying about a brand and conclude for themselves if it's accurate. If it's not, they move on. In addition, social media has created a many-to-many connection between brands and buyers, so we must be sure that every interaction with the market serves as a "brand ambassador." GEMSS North America Inc. now consistently meets or exceeds customers' expectations. Since adopting new QC policies, installations are successful and worry free. We expect and demand that this trend continues. Our competitors have well-funded marketing departments and long-established reputations. When buying decisions need to be made these well-known companies naturally come to mind first and attracting the attention of buyers away from these established competitors is difficult. However, the distribution of knowledge through the internet is leveling the playing field. It is no longer necessary to depend solely on huge advertising media buys to create brand awareness. Our focus will be on the tools that create the highest ROI. Nevertheless, GNA must have an ongoing marketing campaign to bring our equipment to the attention of the radiology community. For this, adequate funding must be allocated.

With an installed base approaching 300 machines in the USA we have proven that there is a market for our products. The quality and reliability of our products is outstanding as evidenced by our "Maytag Repairman." GNA employs one service engineer who is responsible for the service and support of all installed products in the USA and Puerto Rico. Let us just say, he is far from overwhelmed.

Our current dealer network covers all 50 states and Puerto Rico. Naturally some dealers are more active than others. We cannot depend solely on the lead development efforts of dealers. GNA must build the GEMSS brand and create awareness and desire for our products. We are the fifth largest C-arm manufacturer, but we are not well known and that must be changed. Our marketing plan includes a variety of marketing tools that are suitable to achieve our goal.

Marketing Tools & Budget

The GNA Website	$52,500.00
Social Media (Facebook, Twitter, LinkedIn, YouTube)	$12,500.00
Trade Shows & Conferences	$260,000.00
Email marketing (Constant-Contact)	$16,400.00
Direct Mail	$114,000.00
Printed materials (brochures, Spec sheets)	$84,000.00
Videos for sales support (video testimonials)	$162,000.00
Demo Program	$480,000.00
Advertising campaign (specific industry publications)	$350,000.00
Total	**$1,531,000.00**

$1.531 million will be spread over three years at approximately $500,000 per year.

Implementation Details

The Company website is an essential tool that is working well, but must be augmented as follows:
- SEO (Search Engine Optimization)/SEMM (Search Engine Marketing Management)
- News Page (Blog)
- Videos
  - Product Demonstrations
  - Video testimonials with end-users (partially done)
  - Training videos for sales and service
- Customer service link
  - Online manuals (partially done)
  - Training Videos for dealers (Service, maintenance and sales training)

On the dealer site, the following improvements need to be made:
- Improve the CQ entry form
- Complete Proposal forms
- Create Service Bulleting area
- Blog for dealer comments and news
- Videos to be accessible for dealers such as
  - Installation & Applications
  - Service
  - Testimonials

Trade Shows Attendances

Trade show attendance is indispensable in building credibility and brand recognition.

Due to current budget issues, GNA is only attending the following tradeshows:
- MXR Annual Meeting in Houston, January 2018
- Henry Schein Annual Sales Meeting in San Antonio, April 2018
- AHRA 2018 in Orlando, July 2018
- RSNA 2018 in Chicago – November 2018

After funding is secured, a presence at the following conferences is planned:
- SIS – Spine Intervention Society
- SMISS - Society for Minimally Invasive Spine Surgery
- NASS – North America Spine Society

- HLTHCP - Health Connect Partners
- OEIS – Outpatient Endo Vascular and Interventional Society
- AAOS – America Academy of Orthopedic Surgeons
- SVS – Society for Vascular Surgery

Tradeshow attendances will cost approximately $260.000.00 per year. This amount includes booth space rental, booth and equipment transportation, airfare and accommodations.

GEMSS "Try & Buy" program

To overcome a customer's potential hesitation to purchase a GEMSS product as we are a relative newcomer to the C-arm market, the "Try & Buy" program is showing great results. It allows the customer to use the equipment for a short while and get familiar with it, before the decision to purchase must be made. Nearly 100% of the "Try & Buy" installations end up in a purchase. A valuable part of the deal is the on-site advice of our applications specialist. He/she makes sure that the customer understands all the features and the performance of the GEMSS C-arm.

GEMSS Products to be sold in "Plug & Play" condition

Instead of allowing dealers to stage and calibrate systems upon installation, GEMSS North America Inc. implemented a "plug-and-play" system for its C-arms. Products undergo an additional QC inspection after arrival from Korea and before shipment to the dealer. The implementation of the "plug and play" system has reduced service calls following an installation to a bare minimum.

Equipment that is staged and calibrated at the GEMSS service department prior to shipping to dealers or to the end-user's site works on the spot. Because of this extra step in our procedure, a service engineer from a dealer organization only needs to plug-in the device at the customer's site. When calibration is done at the doctor's office it involves removing covers from the machine and may require 5 – 6 hours of work creating the impression that something may be wrong with the product. This can also be a significant disturbance for the clinic. Thanks to "plug and play" this is a thing of the past for all GEMSS products. Plug-and-play creates a positive experience and provides proof of quality to the dealer, the service engineer and the end-user.

Market Segmentation Strategy

GEMSS North America Inc. is focusing primarily on the lower end segment of the market. This is in fact the largest market segment. In addition, we are also targeting the higher end of the used equipment market. Based on feedback from our sales it appears customers are increasingly preferring brand-new equipment from GEMSS over used equipment from one of the legacy brands.

Competing with the legacy brands in the high-end market would not be an appropriate strategy for GNA. There are a few reasons for this, but primarily because of the time and funding required for such a massive project. Four large, well established companies are competing head-to-head in a small market segment of only 22%. GEMSS North America Inc. is much better off concentrating on the lower end and used equipment markets. There is considerably less competition and customers appreciate high-quality equipment at reasonable prices.

Targeting Strategy

GEMSS North America Inc. is targeting imaging centers, pain management clinics, regional hospitals, orthopedic centers, Private vascular and urology clinics and other similar facilities. Regularly in large hospitals equipment is used by a variety of physicians, there is always one doctor that has a different opinion or preference regardless of the excellent performance or ease of use of our C-arm. This does not happen nearly as often when targeting smaller clinics or hospitals. In these settings it is only important that the equipment performs at the same level as the legacy brands and does so with significant savings on price. In this environment, GEMSS C-arms are the winner almost every time. This is where we find our opportunities and our growth potential.

Positioning Strategy

The "legacy brands" position their products in the higher end market and offer fancy features that are scarcely ever used. In many cases it is a matter of prestige. For instance, Ziehm Imaging offers the *Vision RFD 3D*; however, there have not been any quotes on these systems during the past 12 months. Ziehm Imaging may be the market leader in 3D imaging, but there appear to be no customers willing to pay for such an option. Planned improvements for GEMSS C-arms include practical new features that make sense in diverse environments. Such as increased generator power using revolutionary technology that will provide up to 30kW generator output from an ordinary 110V wall outlet. This will be the most powerful C-arm in the entire market at a time when additional power is essential in X-ray as the population becomes more and more obese. This feature alone will thrust GEMSS C-arms to the top.

Dealer Education for Sales and Service

GEMSS representatives in the field are the sales and service personnel of our network of independent X-ray dealers. Their product knowledge and understanding of the pros and cons of competitive equipment along with a clear comprehension of medical applications of C-arms are all important in the sales process. The same is true of service personnel. They too are GEMSS ambassadors who must respond promptly with efficient solutions. To insure the preparedness of these individuals GEMSS provides comprehensive training. Sales training and applications demonstrations at our headquarters, at dealer facilities and at tradeshows is an ongoing program. Technical training for service personnel is also provided at our facility, at dealer locations and online. Our website, videos and literature in addition to traditional methods expedites the process and enhances the quality of the training. The completion of our new development and manufacturing center will also bring training to a new level.

Distribution Channels

At present, GEMSS North America, Inc. utilizes 68 independent, US X-ray organizations for sales and service. Our largest independent X-ray company is MXR (Merry X-ray). MXR has 50 subsidiaries within the United States and is also partnered with the Henry Schein Company, a nationwide medical sales organization. Henry Schein has 500 sales representatives in the field and another 150 telephone salespeople who daily sell medical supplies and capital equipment across the country.
With this powerful distribution network, GEMSS North America Inc. can reach virtually all medical facilities.

SWOT Analysis

The SWOT-Analysis (strengths, weaknesses, opportunities and threats) clearly defines a start-up situation. However, close to 300 units have been sold in the USA since 2006. Due to undercapitalization GEMSS North America Inc. has not fully implemented its marketing and branding campaign.

Strengths	Weaknesses
· Selling products directly to independent dealers with open access to the market. · Keeping costs below that of competitors · Competitive against used equipment · One of only two manufacturers that sell new C-arms to dealers · Ability to react quickly to technological changes	· New to the market · Severely undercapitalized · Limited human resources · Lack of name recognition

Opportunities	Threats
· Internet as a marketing tool · Trade show attendance · Penetrating the used equipment market with new equipment at similar prices · End users' increasing need for affordable equipment · Rapidly growing C-arm market · Engage untapped dealers and brokers	· Stronger brand name of competitors (GE, Siemens, Philips and Ziehm) · Competitors have strong relationships with medical communities and universities

Over the past decade GEMSS North America Inc. has overcome initial customer reluctance with the excellent performance and quality of our equipment combined with a lower price than our competitors and the trust and loyalty within our dealer network.

Weaknesses and threats are challenges. However, GEMSS has sold nearly 300 units of KMC950 and SPINEL 3G to the US market. This is significant. This tells us that there are customers willing to take a chance and buy a less expensive "newcomer's" product. It is up to GEMMS North America to provide the best service and support possible to prove to the customers that they made the right choice. This will prompt satisfied GEMSS customers to tell their colleagues about the remarkable C-arm they purchased from GEMSS at a fraction of the cost of a well-known brand.

Appendix B - RISK FACTORS

Investing in the Company's Shares is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others:

Development Stage Business

GNA commenced operations in December 2012 and is organized as a C-corporation under the laws of the State of Alabama since March 5, 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future.

Inadequacy of Funds

Management believes that the proceeds from this offering will capitalize and sustain GNA sufficiently to allow for; the purchase of additional product inventory from GEMSS Medical Systems for expedient sales and deliveries; the partial implementation of a marketing campaign. However, if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans. However, the company is at the verge of being profitable. Sustaining business is not at risk but rapid growth and expansion would not be possible as planned.

Dependence on Management

At this stage, the Company's business significantly depends on the Company's current management team. The Company's success will be particularly dependent upon Gary Kohler, President, the Company's principal executive officer, and Bruno Wuest, Executive Chairman as well as COO Monica DeMarco, accountant Dawn Hearn and senior service engineer Daniel Sickinger. The loss of these individuals could have a material adverse effect on the Company.

Risks Associated with Expansion

The Company plans on expanding its business through building up a strong and effective sales organization. Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

While the Company's products perform perfectly and are highly accepted by its customers, the inability of the Company to develop the required customer base could have a material adverse effect on the Company. Although the Company has a proven record that its product and services offer advantages over competitive companies and products, no assurance can be given that GNA's products and services will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Competition

While there does exist some current competition, Management believes that the GEMSS solution is unique in nature and the expertise of Management combined with the innovative nature of its products and services will set the Company apart from its competitors. There is the possibility that new competitors could seize upon GNA's product ideas and business model and produce competition with similar product and services. Likewise, these new competitors could be better capitalized than GNA potentially giving them a significant advantage. There is the possibility that the competitors could capture a significant share of GNA's intended market. See the "Competition" section within the attached business plan for a summary comparison between the various competitors' offerings.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the products they market and the significant advantage and benefits of GNA products and services for the customer will insulate the Company from excessive reduced demand. Nevertheless, GNA has no control over these changes.

Trend in Consumer Preferences and Spending; Possible Fluctuations in Operating Results

GNA's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service, principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan
The Company's business plans may change significantly. Many of GNA's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds
The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." GNA reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Dividend Policy
The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A holder of Common Stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company's Board of Directors will determine future dividend policy based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets
In certain cases, the Company may rely on trade secrets to protect proprietary technology and processes, which the Company has developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data, which may be deemed proprietary to others.

Dilution
The purchasers of the Common Stock offered by this offering may experience substantial dilution of their investments in the future. There are 200,000,000 authorized shares of Common Stock of the Company of which 3,930,000 shares are currently issued and outstanding.

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from GNA, limitations on the percentage of Shares sold and the manner in which they are sold. GNA can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to GNA, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Shares and no market is expected to develop. Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in GNA or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Shares

The Company's Common Stock is not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market such as OTCBB or Pink Sheets. As a result, the GNA's Common Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may also affect the ability of shareholders to sell their shares in the secondary market.

Long Term Nature of Investment

An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market for Shares

There is no current market for the Shares offered in this private Offering and no market is expected to develop in the near future.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Alabama Securities Laws, and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, GNA would face significant financial demands, which could adversely affect GNA as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Shares offered has been arbitrarily established by GNA, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to GNA.

Lack of Firm Underwriter

The Shares are offered on a "best efforts" basis by the officers and directors of GNA without compensation and on a "best efforts" basis through certain NASD registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any NASD broker-dealer, will sell the maximum Shares offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding GNA's anticipated financial performance. The Company's projections are hypothetical and based upon experiences of the management team of previous projects within the same industry, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of GNA. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by GNA's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into GNA's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of GNA's operations, those results cannot be guaranteed.

Litigation

The Company is not presently a party neither to any material litigation, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
GEMSS NORTH AMERICA, INC.

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among GEMSS North America, Inc., a company organized and existing under the laws of the State of Alabama ("GEMSS North America" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, GEMSS North America has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of common stock of GEMSS North America (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.
1.1 Issue of Shares. Subject to the terms and conditions hereof, GEMSS North America hereby issues to the Subscriber, and the Subscriber hereby subscribes from GEMSS North America **[Shares Subscripted] Shares**, at a Per Share Price equal to **$2.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to GEMSS North America as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge GEMSS North America 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of GEMSS North America and such decision is based upon a review of the Form C which has been filed by GEMSS North America with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from GEMSS North America in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about GEMSS North America;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in GEMSS North America;

d. GEMSS North America is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless GEMSS North America from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless GEMSS North America and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to GEMSS North America in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to GEMSS North America in connection therewith;

f. the Subscriber acknowledges that GEMSS North America has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and GEMSS North America shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and GEMSS North America is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with GEMSS North America (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in GEMSS North America is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on GEMSS North America is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and GEMSS North America and depends on the advice of its legal and financial advisors and agrees that GEMSS North America will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and GEMSS North America; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by GEMSS North America. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by GEMSS North America and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes GEMSS North America to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 1 May 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Alabama , without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that GEMSS North America shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Bruno Wuest

_____
Name: Bruno Wuest
Title: Executive Chairman
GEMSS North America, Inc.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

GEMSS North America, Inc.
Years Ended December 31, 2017 and 2016
With Independent Accountant's Review Report

GEMSS North America, Inc.

Financial Statements

Years Ended December 31, 2017 and 2016

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
GEMSS North America, Inc.

I have reviewed the accompanying balance sheets of GEMSS North America, Inc., (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
May 15, 2018

2

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GEMSS North America, Inc.

Balance Sheets
(unaudited)

	December 31,		
	2017		**2016**
Assets			
Current assets:			
Cash and cash equivalents	$ **168,927**	$	65,350
Accounts receivable	**55,285**		32,540
Inventory	**158,000**		273,000
Total current assets	**382,212**		370,890
Property and equipment	**40,122**		27,814
Less: accumulated depreciation	**(21,945)**		(17,718)
Net fixed assets	**18,177**		10,096
Deferred tax asset *(note 2)*	**-**		-
Security deposit *(note 3)*	**2,500**		-
Total assets	$ **402,889**	$	380,986
Liabilities and partners' equity			
Current liabilities:			
Accounts payable *(note 7)*	**431,700**		603,217
Notes payable to officers *(note 4)*	**181,514**		114,525
Total current liabilities	**613,214**		717,742
Long-term obligations *(note 5,7)*	**1,123,183**		609,279
Total liabilities	**1,736,397**		1,327,021
Stockholders' deficit:			
Common stock, face value $0.50 *(see note 6)*			
Authorized shares, 4,000,000			
Issued and outstanding shares, 2,930,000	**1,465,000**		1,465,000
Retained deficit	**(2,798,508)**		(2,411,035)
Total stockholders' deficit	**(1,333,508)**		(946,035)
Total liabilities and stockholders' deficit	$ **402,889**	$	380,986

See accompanying notes.

GEMSS North America, Inc.

Statements of Operations
(unaudited)

| | Year Ended December 31, | |
	2017	**2016**
Revenue *(note 7)*	$ 1,405,352	$ 1,569,398
Less: Cost of goods sold *(note 7)*	1,321,906	1,110,193
Net revenue	83,446	459,205
Expenses:		
Auto expense	3,260	2,815
Accounting fees	4,931	4,082
Bank charges	1,522	504
Computer and internet costs	9,776	15,906
Contract staff (officers)	165,277	275,593
Depreciation	5,337	1,860
Dues and subscriptions	-	3,557
Legal fees	(1,850)	70,000
Marketing	38,637	106,593
Miscellaneous expenses	1,840	1,532
Office expenses	18,547	8,391
Rent	33,552	26,280
Shop supplies and tools	3,531	-
Taxes and licenses	5,467	1,717
Travel and meals	66,908	28,010
Utilities & telephone	9,037	3,296
Warranty Work	78,146	102,368
Total operating expenses	443,918	652,504
Operating loss	$ (360,472)	$ (193,299)
Other income (expense)		
Interest income	1	-
Interest expense	(26,338)	-
Loss on disposal of asset	(664)	
Debt forgiveness *(note 8)*	-	138,594
Total other income (expense)	(27,001)	138,594
Net loss	$ (387,473)	$ (54,705)

See accompanying notes.

GEMSS North America, Inc.

Statements of Changes in Stockholders' Deficit
(unaudited)

	Common Stock, face value $0.50	Retained Deficit	Total Stockholders' Deficit
Balance at December 31, 2015	$ 1,465,000	$ (2,356,330)	$ (891,330)
Common stock issued	-	-	-
Net Loss		(54,705)	(54,705)
Balance at December 31, 2016	$ 1,465,000	$ (2,411,035)	$ (946,035)
Common stock issued	-	-	-
Net Loss		(387,473)	(387,473)
Balance at December 31, 2017	$ 1,465,000	$ (2,798,508)	$ (1,333,508)

GEMSS North America, Inc.

Statements of Cash Flows
(unaudited)

| | Year Ended December 31, | |
	2017	**2016**
Operating activities		
Cash receipt from customers	**$ 1,382,606**	$ 1,568,092
Cash paid for operating expenses	**(1,816,874)**	(1,596,623)
Interest income	**1**	-
Interest expense	**(26,338)**	-
Security deposit for office	**(2,500)**	-
Net cash used by operating activities	**(463,105)**	(28,531)
Investing activities		
Property and equipment	**(14,211)**	-
Net cash used in investing activities	**(14,211)**	-
Financing activities		
Proceeds from promissory notes	**66,989**	58,670
Proceeds from shareholder loan	**513,904**	14,650
Net cash provided by financing activities	**580,893**	73,320
Net increase in cash and cash equivalents	**103,577**	44,789
Cash and cash equivalents at beginning of year	**65,350**	20,561
Cash and cash equivalents at end of year	**$ 168,927**	$ 65,350

GEMSS North America, Inc.
Notes to Financial Statements *(unaudited)*
December 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

GEMSS North America, Inc., (the Company), an Alabama corporation, wholly owned by GEMSS Medical Systems Co. Ltd is in the business of selling medical imaging products - mobile C-arm fluoroscopic X-ray systems. Mobile C-arm is used for a variety of diagnostic imaging and minimally invasive surgical procedures. In the operating room (OR), they help in visualizing kidney drainage, abdominal and thoracic aortic aneurysm repair, percutaneous valve replacements, cardiac surgery, vascular surgery, gastroenterology, neuro stimulation, orthopedics, pain management and neurology procedures.

GEMSS North America Inc. is one of three brands nationwide (GEMSS, Genoray and Ziehm) that uses a nationwide network of independent dealer organizations for the distribution and customer service of their mobile C-arms instead of selling it directly to end user. In addition, it is the only supplier of C-arm equipment that sells a flat panel c-arm (the 12HD).

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a double declining mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

8

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and the Alabama state jurisdiction. As of December 31, 2017, they have federal and state income tax net operating loss carryforwards of $2,785,419 and $451,084, federal NOL losses will expire on various dates from 2033 through 2037, while state NOL losses will expire on various dates from 2028 through 2032.

The Company has determined that such losses prevented it from concluding that it was more likely than not that its deferred tax assets would be realized. Accordingly, it decided to set up a valuation allowance.

	Federal	State
Deferred tax assets	584,938	29,320
Less: valuation allowance	(584,938)	(29,320)
Net deferred tax asset	$ -	$ -

3. Security Deposit

Security deposit is a one month rent of $2,500 for the facility lease.

4. Short-Term Obligations

Short-term debt at December 31, 2017 and 2016, is comprised of the following:

	December 31,	
	2017	2016
Note payable to T-Vent (chairman) at 25% interest	92,502	70,914
Note payable to CEO (Gary Kohler) at 25%, on demand [1]	79,368	20,930
Note payable to COO (Monica DeMarco) at 25% on demand	9,644	22,681
	$ 181,514	$ 114,525

[1] The promissory note payable to Gary Kohler was collateralized by four GEMSS mobile surgical C-arms- model Spinal 3G and is due on demand. In addition, during the term of note, borrower will maintain its consulting agreement with ANSO sailing Inc at the minimum rate of $5k per month for the life of this loan.

5. Long-Term Obligations

Long-term debt at December 31, 2017 and 2016, is comprised of the following:

	December 31,	
	2017	**2016**
Note payable to stockholder at 0% interest	1,123,183	609,279

6. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

146,500,000 shares were issued at face value of $.01. On November 11, 2017, the Company did reverse stock split to get a face value of $0.50. This action reduced issued shares from 146,500,000 to 2,930,000.

100% of the issued shares are owned by a Korean company - GEMSS Medical Systems Co. Ltd.

7. Related-Party Transactions

Revenues from a customer that was also a stockholder of the Company, during fiscal 2017 and 2016 comprised 2.9% and 0.0%, respectively, of annual revenues. $411,700 (95%) of accounts payable in 2017 is owed to stockholder, in addition to long-term loan payable of $1,123,183 and $609,279 at December 31, 2017 and 2016, respectively.

The Company purchased all of their product from GEMSS medical systems that own 100% of the stock in the Company for the year ended 2017 and 2016.

8. Debt Forgiveness

The Company was in lawsuit with an exclusive distributor, the litigation concluded in the Company's favor. Since the Company was not able to collect the settlement, the Company's attorney forgave his remaining fees of $138,594.

9. Commitments and Contingencies

The Company has operating lease agreements for office facilities. A summary of the lease commitments under non-cancelable operating leases before sales taxes, at December 31, 2017, is as follows:

Year ending December 31,	
2018	$ 30,000
2019	10,000
	$ 40,000

In addition, until the on-demand note to CEO is paid by the Company, borrower will maintain its consulting agreement with ANSO sailing Inc.; at the minimum rate of $5k per month for the life of this loan.

10. Subsequent Event

As of the date of issuance of financials, the Company has decided to register 9,000,000 shares of common stock with the SEC for following purposes:

Shares	Status	Registration purpose	Share Price		Valuation
2,930,000	issued	Publicly traded shares	$	0.50	1,465,000
1,000,000		Management compensation	$	0.50	500,000
500,000		Crowd-Financing $1,000,000	$	2.00	1,000,000
2,500,000		Reg A+ Mini-IPO $10,000,000	$	4.00	10,000,000
400,000		Compensating Fin. Institute	$	4.00	1,600,000
1,670,000		Company Incentive Plan	$	4.00	6,680,000
9,000,000					